82-2783

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

# Public Support Overwhelming for Idaho Cobalt Project
## Final EIS and ROD expected in October

**Vancouver, B.C, July 03, 2007, Formation Capital Corporation (Formation, FCO-TSX) (the Company)** today learned that more than 90 percent of the official comments submitted to the U.S. Forest Service expressed strong support for moving forward with the Company's Idaho Cobalt Project (ICP).

"It's certainly encouraging to know that the public – and particularly the people who live in Idaho – believe in the Idaho Cobalt Project and appreciate the fact it will create good-paying jobs while having a minimal environmental impact," said Bill Scales of Salmon, ID, President of Formation Capital Corporation, U.S. "All but a couple of the comments from Idahoans were extremely favorable." It is important to note that the Forest Service reviews all comments for not only their stance on the project, but for the substantive nature of the comments as well.

As part of the Environmental Impact Statement (EIS) process, the Forest Service requested public comment on the Company's proposed plan, as well as other alternatives developed by the agency. Under the EIS process, the Forest Service is required to develop a range of alternatives for the public and other agencies to review.

All told, approximately 175 official comments were submitted to the agency. Of those, 160 support the mine, nine oppose it and the remainder simply provided information without specifying their thoughts on the project. Scales said it was particularly gratifying to see that of those that favor the mine, 90 specifically endorsed Formation's mine plan and only five backed other mining alternatives presented by the Forest Service. The remainder of the 160 supporters did not explicitly prefer one mine plan alternative over the others.

"We were also pleased to see that several of the commenters put a great deal of thought into their reviews of the EIS and made some very solid recommendations to improve our plan," Scales said.

The Forest Service is in the process of reviewing all of the comments submitted, including those from the Company, and will use them in making its recommendations to the Company on finalizing the mine plan for the ICP.

The agency recently made a modest revision to its Schedule of Proposed Actions (SOPA) for the Salmon-Challis National Forest, where the ICP is located. Although the Forest Service expects to be able to complete the final EIS by the end of September, it has allotted an additional couple of weeks for filing in the Federal Register. Thus, according to the new SOPA, the Final EIS is slated to be published in the Federal Register by mid October. Pending the results of the Forest Service's consultation with National Marine Fisheries, a Record of Decision (ROD) is expected to be issued concurrent with the Final EIS. The ROD is essentially the Forest Service's approval of the project. Subsequent to the issuance of the final EIS and ROD's from the Forest Service and the EPA, the public is given a 45 day period where they can appeal the Forest Service's decision. A subsequent 45 day period is allotted for the resolution of any appeals. Once resolved and an appropriate bond is in place, the final go ahead can be given to commence construction of the project.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist.

Formation Capital Corporation trades on the Toronto Stock Exchange under the symbol FCO.

***Formation Capital Corporation***

"Mari-Ann Green"

Mari-Ann Green

C.E.O.



ease contact:
999 West Hastings Street
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

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